SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 May 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 May 2021 re: Result of AGM

20 May 2021

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at the meeting were passed by the requisite majorities.  Resolutions 1 to 18 (inclusive) were passed as ordinary resolutions.  Resolutions 19 to 25 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	Receive the report and accounts for the year ended 31 December 2020	44,459,491,186	99.97	13,380,648	0.03	44,472,871,834	62.67%	139,644,380
2.	Election of Mr R F Budenberg	44,478,132,951	99.76	106,941,585	0.24	44,585,074,536	62.83%	26,991,420
3.	Re-election of Mr W L D Chalmers	44,229,838,509	99.20	356,908,518	0.80	44,586,747,027	62.83%	25,485,007
4.	Re-election of Mr A P Dickinson	43,967,408,797	98.61	619,057,091	1.39	44,586,465,888	62.83%	25,647,861
5.	Re-election of Ms S C Legg	44,522,813,778	99.85	64,810,256	0.15	44,587,624,034	62.83%	24,531,766
6.	Re-election of Lord Lupton	44,504,245,627	99.82	82,332,474	0.18	44,586,578,101	62.83%	25,610,780
7.	Re-election of Ms A F Mackenzie	44,267,836,449	99.28	318,914,241	0.72	44,586,750,690	62.83%	25,442,344
8.	Re-election of Mr N E T Prettejohn	44,199,843,837	99.13	385,671,952	0.87	44,585,515,789	62.83%	26,534,892
9.	Re-election of Mr S W Sinclair	43,857,837,182	98.36	729,147,890	1.64	44,586,985,072	62.83%	25,101,705
10.	Re-election of Ms C M Woods	44,510,947,054	99.83	76,149,050	0.17	44,587,096,104	62.83%	24,986,878
11.	Approval of the directors' remuneration report	42,067,693,447	94.35	2,518,380,522	5.65	44,586,073,969	62.83%	26,389,074
12.	Approval of a final ordinary dividend of 0.57 pence per ordinary share	44,515,083,907	99.81	85,808,245	0.19	44,600,892,152	62.85%	12,582,178
13.	Appointment of the auditor	44,556,909,017	99.92	35,216,428	0.08	44,592,125,445	62.84%	20,364,398
14.	Authority to set the remuneration of the auditor	44,560,709,504	99.93	29,099,531	0.07	44,589,809,035	62.84%	22,384,390
15.	Approval of the Lloyds Banking Group Deferred Bonus Plan 2021	43,986,256,363	98.67	593,652,663	1.33	44,579,909,026	62.82%	32,442,276
16.	Authority for the Company and its subsidiaries to make political donations or incur political expenditure	43,202,554,307	96.92	1,374,810,670	3.08	44,577,364,977	62.82%	35,057,201
17.	Directors' authority to allot shares	42,280,079,589	94.82	2,309,615,789	5.18	44,589,695,378	62.84%	22,402,160
18.	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	43,775,123,029	98.21	796,537,968	1.79	44,571,660,997	62.81%	40,225,365
19.	Limited disapplication of pre-emption rights (ordinary shares)	44,423,842,790	99.68	140,967,627	0.32	44,564,810,417	62.80%	46,907,558
20.	Limited disapplication of pre-emption rights in the event of financing an acquisition transaction or other capital investment	42,780,322,809	95.99	1,784,890,836	4.01	44,565,213,645	62.80%	46,049,203
21.	Limited disapplication of pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	43,608,642,451	97.85	956,526,295	2.15	44,565,168,746	62.80%	46,469,195
22.	Authority to purchase own ordinary shares	43,906,247,287	98.69	583,789,997	1.31	44,490,037,284	62.70%	122,322,562
23.	Authority to purchase own preference shares	44,395,218,012	99.79	91,987,205	0.21	44,487,205,217	62.69%	124,930,220
24.	Adoption of new articles of association	44,546,213,419	99.92	34,144,606	0.08	44,580,358,025	62.82%	31,525,955
25.	Notice period for general meetings	41,702,802,379	93.52	2,888,052,168	6.48	44,590,854,547	62.84%	20,874,062

Notes

For all resolutions, as at 6.30 pm on Tuesday 18 May 2021 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 70,962,275,982 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the Listing Rule 9.6.2, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 May 2021